Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

AB InBev – SABMiller Combination

Q&A – AB InBev retail shareholders

What is the impact of the transaction on my AB InBev stock?

The transaction is expected to complete in the evening of Monday 10 October 2016, at around 8.00 pm CET. As from that moment in time:

•	AB InBev will cease to exist as a consequence of its merger into the new holding company of the combined AB InBev – SABMiller group. This new holding company (the “new AB InBev”) will retain the name Anheuser-Busch InBev after completion of the transaction; and

•	each AB InBev share you held immediately before the merger will be automatically exchanged for one share in the new AB InBev (1:1 exchange ratio).

Does the transaction require any action if I want to remain a shareholder of AB InBev?

No. The transaction is expected to complete in the evening of Monday 10 October 2016, at around 8.00 pm CET. As from that moment in time, each AB InBev share you held immediately before completion will be automatically exchanged for one share in the new AB InBev (1:1 exchange ratio).

Until when will I be able to trade my AB InBev shares?

You will be able to trade your AB InBev shares on Euronext Brussels until close of the market (5.30 pm CET) on Monday 10 October 2016.

On the Mexican Stock Exchange (Bolsa Mexicana de Valores), trading in the AB InBev shares will be possible until 11.00 am (Mexico time) on Monday 10 October 2016, at which moment in time trading in the AB InBev shares will be suspended.

On the Johannesburg Stock Exchange, trading in the AB InBev shares will be possible until close of the market (5.00 pm South African standard time) on Friday 7 October. Trading in the AB InBev shares will be suspended on the Johannesburg Stock Exchange as from 8.00 am (South African standard time) on Monday 10 October 2016.

On the New York Stock Exchange (NYSE), the American Depositary Shares (ADSs) of AB InBev will continue to trade throughout the day on Monday 10 October 2016.

As of when will I be able to trade my new shares?

It is expected that the shares of the new AB InBev will be listed on Euronext Brussels (primary listing) as well as on the Johannesburg Stock Exchange and on the Mexican Stock Exchange (secondary listings), and that the ADSs of the new AB InBev will be listed on the NYSE, upon opening of the respective markets on Tuesday 11 October 2016.

Trading in the shares of the new AB InBev, will thus commence upon opening of the respective markets on Tuesday 11 October 2016.

I hold my AB InBev shares with a custodian. When and how will I receive my new shares?

If you hold your AB InBev shares in dematerialised form with a custodian, it is expected that you will automatically receive your dematerialised shares in the new AB InBev on Thursday 13 October 2016 in book-entry form on your securities account with your custodian.

The delivery of your dematerialised shares in the new AB InBev will take place via your custodian. Please contact your custodian if you would like to receive further details in this respect.

Please note that further information on all of the above can be found in the UK Scheme Document, Belgian Offer Prospectus, Belgian Merger Terms and Euronext Listing Prospectus, all of which are available at www.ab-inbev.com and www.globalbrewer.com.

Note - Future SEC Filings and This Filing: Important Information

In connection with the business combination of AB InBev and SABMiller, Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) filed a registration statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus has been mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AB INBEV, SABMILLER, NEWBELCO, THE TRANSACTION AND RELATED MATTERS. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, on the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

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